

May 29, 2012

Via E-mail
Steven C. Eror
Chief Executive Officer
Fresh Medical Laboratories, Inc.
757 East South Temple, Suite 150
Salt Lake City, Utah 84102

   Re: Fresh Medical Laboratories, Inc.
     Amendment No. 2 to Form 10
     Filed May 14, 2012
     Form 10-Q for the quarter ended March 31, 2012
     Filed May 21, 2012
     File No. 000-54600

Dear Mr. Eror:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Amendment No. 2 to Form 10

Emerging Growth Company, page 15

1. We note your response to prior comment 1. Please expand your disclosure with respect to your election under Section 107(b) of the JOBS Act to clearly state that, as a result of your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), your financial statements may not be comparable to companies that comply with public company effective dates. Also, please expand the section entitled "Emerging Growth Company" on page 17 to include similar disclosure. In addition, expand future filings to include similar disclosure.

Form 10-Q for the quarterly period ended March 31, 2012

Management's Discussion and Analysis of Financial Condition, page 12

2.   We note that you refer in the first sentence of this section to "financial statements and related notes that appear elsewhere in this prospectus." However, this document is not a prospectus. Please revise accordingly.

Liquidity and Capital Resources, page 14

3.   Please expand the first paragraph of this section to disclose the material terms of the notes payable issued in the three months ended March 31, 2012 and file the agreements. Also, identify the directors and officers who received the notes payable. We note the disclosure in the first sentence in Note 3 on page 9 of your Form 10-Q.

4.   Please expand this section to include the disclosure mentioned in Note 7 on page 11 of your Form 10-Q and identify the director mentioned in Note 7. Also, file the agreements once the terms of the notes have been determined.

Controls and Procedures, page 15

5.   We reference the disclosure that you conducted assessments of internal control over financial reporting as of March 31, 2012 and 2011. As a smaller reporting company, under Item 4 of Form 10-Q you are only required to furnish the information required by Items 307 and 308(c) of Regulation S-K. In this regard, management's assessment of the effectiveness of internal control over financial reporting is provided on an annual basis on Form 10-K, as set forth in Item 308(a) of Regulation S-K. Please tell us why management's assessment of the effectiveness of internal control over financial reporting is provided for the interim periods and clarify for us whether assessments under Item 308(a) of Regulation S-K were actually performed as of March 31, 2012 and 2011.

Exhibits 31.1 and 31.2

6.   We note that you have language that has been superseded in the Section 302 certification. Please file an amendment to the Form 10-Q that includes corrected certifications exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

        In that regard, if in response to our comment on Controls and Procedures you actually completed evaluations of internal control over financial reporting as of March 31, 2012 and 2011 and elect to retain the disclosure concerning the evaluations, you should provide the complete certification, including the introductory language to paragraph 4 and paragraph 4b, which both refer to internal control over financial reporting. Alternatively, if you did not complete evaluations of internal control over financial reporting as of March 31, 2012 and 2011, you may omit the references to internal control over financial reporting in the introductory language to paragraph 4 and paragraph 4(b) of the certification as permitted by Exchange Act Rule 13a-14(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David Rees, Esq.